UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240.13d-2(a)

(Amendment No. 7)

(The purpose of this Amendment is to correct Amendment No. 4 in its entirety.)
FRANKLIN ELECTRONIC PUBLISHERS, INCORPORATED
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
3535109
(CUSIP Number)
Lina Angelici, Esq.
Williams Schifino Mangione & Steady P.A.
201 N. Franklin St., Ste. 3200
Tampa, Florida 221-2626
(Name, Address and Telephone Number
of Person Authorized to Receive
Notices and Communications)
April 9, 2008
(Date of Event Which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No.	3535109	SCHEDULE 13D	Page	1	of	5

1	NAMES OF REPORTING PERSONS Marcy Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		992,700

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		992,700

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	992,700

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	3535109	SCHEDULE 13D	Page	2	of	5
Item 1. Security and Issuer.
This filing relates to common stock, no par value (the “Common Stock”), of Franklin Electronic Publishers, Incorporated (the “Issuer”), whose principal executive offices are located at One Franklin Plaza, Burlington, New Jersey 08016-4908.
Item 2. Identity and Background.
This statement is being filed by Marcy Lewis, a citizen of the United States. Ms. Lewis’ principal occupation is investor, and her business address is 11111 Biscayne Boulevard, North Miami, Florida 33181.
During the last five years, the undersigned reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
The shares of Common Stock of the Issuer reported in this Amendment No. 7 were purchased in the open market using approximately $300,000 of the undersigned reporting person’s personal funds.
Item 4. Purpose of Transaction.
Ms. Lewis’ purpose in acquiring the securities reported herein is investment. She intends to monitor her investment on the basis of various factors including, but not limited to, the business performance of the Issuer, general and industry conditions, and conditions in securities markets generally. Depending on the circumstances, she may decide to acquire further shares of the common stock of the Issuer in open market or private transactions, or to dispose of some or all of her shares in open market or private transactions.
Except as described above, the undersigned reporting person does not have any plans or proposals at the present time that would relate to, or result in, any of the following:
(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

CUSIP No.	3535109	SCHEDULE 13D	Page	3	of	5
(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.
Item 5. Interest In Securities of the Issuer.
     (a) The aggregate number and percentage of Common Stock of the Issuer to which this statement relates is 992,700 shares, representing 12.0% of the outstanding common stock of the Issuer.
     (b) Ms. Lewis has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition, of the Common Stock reported herein.
     (c) The following sets forth all transactions in shares of Common Stock of the Issuer effected by Ms. Lewis during the 60 days preceding the date of the event requiring the filing of this statement, all of which were open market transactions:

Date	Purchase or Sale	Transactions
2/09/08	Purchase	12,100 Shares @ $1.09 per share.
2/10/08	Purchase	100 Shares @ $1.00per share.
2/11/08	Purchase	1,000 Shares @ $1.11 per share.
2/17/08	Sold	100Shares @ $0.91per share.
2/20/08	Purchase	1,011 Shares @ $0.92 per share.
2/24/08	Purchase	100 Shares @ $0.99 per share.
2/26/08	Purchase	1,000 Shares @ $0.88 per share.
3/10/08	Purchase	700 Shares @ $0.89 per share
3/11/08	Purchase	1,000 Shares @ $0.79 per share
3/12/08	Purchase	1,000 Shares @ $0.91 per share
3/18/08	Purchase	2,000 Shares @ $0.71 per share
3/23/08	Sold	5,850 Shares @ $0.80 per share
     (d) - (e) Not Applicable.

CUSIP No.	3535109	SCHEDULE 13D	Page	4	of	5
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Ms. Lewis does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profit or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.
     None.
Signature Page Follows.

CUSIP No.	3535109	SCHEDULE 13D	Page	5	of	5
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 31, 2009

(Date)

/s/ Marcy Lewis

(Signature)

Marcy Lewis, Individually

(Name and Title)